Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, Maryland 21209
(410) 413-2600

January 6, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Campbell Strategic Allocation Fund, L.P.
Request to Withdraw Registration Statement on Form S-1 (RW) (SEC File No. 333-166320)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), Campbell Strategic Allocation Fund, L.P.  (the “Registrant”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (Reg. No. 333-166320), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on April 27, 2010.  The Registrant has determined not to pursue the sale of the securities covered by the Registration Statement at this time.

The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (410) 413-2600.

Respectfully,

Campbell Strategic Allocation Fund, L.P.

By:          Campbell & Company, Inc.,
its General Partner

By:           /s/  Stephen C. Roussin
Name:  Stephen C. Roussin
                Title:    Chief Executive Officer
                             (Principal Executive Officer)

By:           /s/  Gregory T. Donovan
Name:   Gregory T. Donovan
                Title:     Chief Financial Officer
                              (Principal Financial Officer)